Exhibit 99.8

November 30, 2023

Division of Corporation Finance
Office of Trade and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Intelligent Group Limited Registration Statement on Form F-1 Application for Waiver of Requirements of Form 20-F, Item 8.A.4

Our client, Intelligent Group Limited, a British Virgin Islands company (the “Company”), has filed its Registration Statement on Form F-1 (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) relating to a proposed initial public offering of the Company’s ordinary shares. Amendment No. 4 to the Registration Statement was filed with the Commission on November 21, 2023 in response to comments from the Commission on the Company’s prior filing of Amendment No. 3 to the Registration Statement.

The Registration Statement at the time of effectiveness will contain audited U.S. GAAP financial statements for the two years ended November 30, 2022, and unaudited U.S. GAAP financial statements for the six months ended May 31, 2023 and 2022. Item 8.A.4 of Form 20-F, which is applicable to the Registration Statement pursuant to Item 4(a) of Form F-1, states that because this is the Company’s initial public offering (“IPO”), it must have audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

Instruction 2 to Item 8.A.4 of Form 20-F provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the Staff’s 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) at Section III.B.c, in which the Staff notes:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.”

We hereby respectfully request that the Staff of the Commission waive the requirement of Item 8.A.4 of Form 20-F. In connection with this request, we, as counsel to the Company, represent to the Commission that:

1. The Company is not currently a public reporting company in any other jurisdiction.

2. The Company is not required by any jurisdiction outside the United States to file any consolidated financial statements, audited under any generally accepted auditing standards.

3. Compliance with Item 8.A.4 is impracticable and involves undue hardship for the Company.

4. The Company does not anticipate that its audited financial statements for the year ended November 30, 2023 will be available until February 29, 2024.

5. In no event will the Company seek effectiveness of the Registration Statement if its audited financial statements are older than 15 months at the time of the offering.

We further respectfully request your expedited attention to this matter. Please do not hesitate to contact me at (310) 728-5129 or to email me at lvenick@loeb.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick